EX-2

Certified translation from German into English

| Commercial Register B of the Local Court (*Amtsgericht*) of Frankfurt am Main | Division B Reproduction of current Register contents Accessed on 30/11/2023, 10:06 | Company number: **HRB 32232** |
| --- | --- | --- |
| **Printout** | Page 1 of 6 | |

Vom Landgericht Frankfurt am Main allg. ermächtigte Übersetzerin der englischen Sprache — CHRISTIN SCHELL ÜBERSETZERIN (M.A.)

1. **Number of entries to date:**

   213

2. **a) Company name:**

   Deutsche Börse Aktiengesellschaft

   **b) Registered office, branch, domestic business address, authorised recipient, branch offices:**

   Frankfurt am Main
   Business address: Mergenthalerallee 61, 65760 Eschborn

   **c) Company object:**

   The provision of market infrastructure facilities and related services either by the Company itself or in whole or in part by affiliates. The foregoing particularly includes a) the operation of exchanges and trading platforms; b) the netting and collateralisation of transactions, particularly traded financial instruments, and the clearing and settlement thereof; c) the custody and management of financial instruments; d) the development, collection, processing and marketing of market data, financial information, particularly indices and benchmarks, and business-related information, and the provision of risk and portfolio management services; e) the planning, development and provision of IT services in the above areas.

3. **Registered share capital:**

   EUR 190,000,000.00

4. **a) General representation provision:**

   The Executive Board shall consist of at least two members.
   The Company is represented by two members of the Executive Board acting jointly or by one member of the Executive Board acting jointly with a commercial attorney-in-fact (*Prokurist*).

   **b) Management board, governing body, chief executives, general partners, managing directors, authorised representatives and special representative authority:**

   Executive Board: Dr Book, Thomas, Kronberg im Taunus, *18/06/1971
   Executive Board: Dr Böhm, Christoph, Hamburg, *12/11/1966
   Executive Board: Eckert, Heike, Oberursel (Taunus), *11/09/1968
   Executive Board: Dr Leithner, Stephan, Bad Soden am Taunus, *15/05/1966
   Executive Board: Pottmeyer, Gregor, Bad Homburg v. d. Höhe, *05/08/1962
   Executive Board: Dr Weimer, Theodor, Wiesbaden, *21/12/1959

5. **Commercial powers of representation (*Prokura*):**

   General commercial power of representation exercisable jointly with a member of the Executive Board or another commercial attorney-in-fact:
   Dr Altvater, Christian, Bad Soden, *27/09/1963
   Anglberger, Norbert, Frankfurt am Main, *01/08/1968

1

*Certified translation from German into English*

| Commercial Register B of the Local Court (*Amtsgericht*) of Frankfurt am Main | Division B Reproduction of current Register contents Accessed on 30/11/2023, 10:06 | Company number: **HRB 32232** |
|---|---|---|
| **Printout** | Page 1 of 6 | |

Bandov, Renata, Frankfurt am Main, *17/07/1972
Baumgarten, Christiane, Frankfurt am Main, *17/03/1965
Dr Beck, Markus, Frankfurt am Main, *16/05/1964
Becker, Marc, Maintal, *15/07/1971
Beckmann, Anne-Marie, Offenbach am Main, *11/01/1966
Bellomo, Roberto, Hofheim am Taunus, *08/09/1981
Dr Besse, Daniel, Königstein im Taunus, *25/12/1976
Bierset, Michele, Luxembourg/Luxembourg, *31/01/1977
Bolanca, Lars, Schwetzingen, *24/11/1984
Brab, Niels, Ixelles/Belgium, *16/03/1985
Bradl, Carola, Nuremberg, *19/01/1965
Buschky, Markus, Nittel, *05/09/1978
Bühler, Fiona, Frankfurt am Main, *19/02/1985
Cabuk, Yusuf Baris, Friedrichsdorf, *28/10/1975
Chelminska, Agnieszka, Bad Soden, *04/02/1982
Cole, Dominic, Bad Nauheim, *03/02/1984
Dannheimer, Melanie, Kronberg im Taunus, *12/03/1987
Delbridge, Aymon, Frankfurt am Main, *04/12/1981
Dorfard, Alireza, Oberursel (Taunus), *31/07/1979
Dr Drebes, Heiko, Frankfurt am Main, *02/09/1975
Dr Eckert, Christian Linus, Eschborn, *07/03/1965
Ehlenz, Thomas, Marburg, *08/12/1981
Dr Eholzer, Wolfgang, Oberursel (Taunus), *07/02/1966
Dr Engels, Oliver, Oberursel (Taunus), *16/11/1969
Erk, Jessica, Dinkelsbühl, *21/02/1981
Fechter, Tilmann, Mühltal, *15/09/1972
Fischer, Kai, Eppstein, *26/05/1973
Flesch, Markus, Gockhausen/Switzerland, *10/05/1962
Frank, Jens, Frankfurt am Main, *27/04/1973
Fritz, Stefanie, Usingen, *12/05/1978
Gattung, Florian, Hofheim am Taunus, *11/08/1983
Dr Gebhardt, Cord Friedrich, Frankfurt am Main, *21/01/1964
Gerstner, Wolfgang, Kronberg im Taunus, *08/03/1967
Gilbody, Ezra Natasha, Hüttenberg, *21/09/1972
Girg, Michael, Wiesbaden, *28/04/1970
Glapa, Thomas, Kronberg im Taunus, *21/03/1985
Glück, Markus, Ludwigshafen, *07/11/1969
Graulich, Matthias, Frankfurt am Main, *15/03/1974
Gremm, Steffen Thomas, Karben, *01/06/1966
Grohmann, Oliver, Bad Soden am Taunus, *20/10/1979
Haas, Ingrid Madeleine, Düsseldorf, *01/04/1965
Hablizel, Markus, Unterhaching, *27/03/1984
Hachmeister, Jens, Offenbach am Main, *26/01/1972
Hansmeyer, Christoph, Munich, *03/11/1975
Happel, Julia, Frankfurt am Main, *20/03/1975
Harren, Helge, Frankfurt am Main, *05/03/1972
Dr Hartung, Gerd, Wetzlar, *19/08/1961
Heath, Stuart, Brasted/Kent Westerham/United Kingdom, *17/04/1966
Hedtmann, Oliver, Kelkheim, *15/05/1972

| Commercial Register B of the Local Court (*Amtsgericht*) of Frankfurt am Main | Division B<br>Reproduction of current<br>Register contents<br>Accessed on 30/11/2023, 10:06 | Company number:<br>**HRB 32232** |
|---|---|---|
| **Printout** | Page 1 of 6 | |

Heidkamp, Peter, Bergisch Gladbach, *06/09/1976
Dr Heinen, Nicolaus, Munich, *23/01/1980
Heinrich, Udo, Niedernhausen, *13/03/1965
Heinze, Thomas, Bad Vilbel, *04/08/1976
Heroth, Jörg, Oberursel (Taunus), *06/06/1967
Heuer, Andreas, Frankfurt am Main, *12/09/1963
Heyne, Christian, Senningerberg/Luxembourg, *26/08/1972
Dr Hick, Sibylle, Kreuztal, *10/10/1978
Hinkel, Dietmar, Gelsenkirchen, *26/08/1973
Hoba, Frank, Frankfurt am Main, *01/09/1975
Hoffmann-Frisch, Ann-Catherine, Kelkheim, *21/09/1977
Hofmann, Dirk, Oberursel (Taunus), *13/08/1965
Holden, Stephen, Sandweiler/Luxembourg, *23/10/1962
Hsih, Michael Yuan-Chung, Beijing, *11/01/1962
Huppert, Mirko, Kronberg im Taunus, *20/08/1975
Jordan, Vera, Bad Soden am Taunus, *01/03/1968
Kampmann, Silke, Frankfurt am Main, *14/07/1971
Kielmann, Ralph, Frankfurt am Main, *10/04/1970
Klein, Marc Peter, Trier, *02/09/1977
Knobbe, Tobias, Oberursel (Taunus), *30/06/1973
Kornmann, Hans-Georg Heinrich, Königstein im Taunus, *13/11/1966
Kramer-Braun, Bettina, Kronberg im Taunus, *08/10/1973
Kraus, Christoph, Sulzbach, *21/02/1972
Kretschmer, Cindy, Kelkheim, *16/05/1975
Krogmann, Michael, Oberursel (Taunus), *22/08/1967
Köhn, Michael, Munich, *13/04/1977
Körper, Sascha, Hahnheim, *06/02/1978
Dr Lameter, Christoph, La Grange/USA, *18/02/1963
Lehmann, Marcus, Munich, *19/06/1970
Lenz, Karen Rebecca, Frankfurt am Main, *20/10/1971
Leonhard, Ralf, Schwalbach am Taunus, *25/06/1970
Leupold, Eric, Oberursel (Taunus), *10/10/1980
Leveling, Francois, Arlon/Belgium, *31/05/1971
Link, Boris, Oberursel (Taunus), *03/10/1975
Luker, Trevor, Mainkammer, *21/10/1960
Maassen, Stefan, Friedrichsdorf, *17/11/1983
Mack, Bernd, Langgöns, *08/12/1961
Matusza, Manfred, Bad Homburg v. d. Höhe, *09/11/1967
Meister, Christian, Karben, *01/08/1976
Dr Meyer, Ulrich, Eschborn, *23/11/1968
Michel, Mathias, Frankfurt am Main, *17/10/1970
Dr Mirtschink, Daniel, Frankfurt am Main, *06/08/1975
Mitschke, Andreas, Friedrichsdorf, *25/05/1972
Müller, Erik Tim, Bad Homburg v. d. Höhe, *03/09/1973
Neumann, Florian, Frankfurt am Main, *01/12/1981
Norris, Lisa, Frankfurt am Main, *16/11/1960
Paetsch, Dirk, Dreieich, *20/09/1964
Papenfuß, Mathias, Mainz, *14/04/1965
Patt, Holger, Bad Homburg v. d. Höhe, *12/09/1967

*Certified translation from German into English*

| Commercial Register B of the Local Court (*Amtsgericht*) of Frankfurt am Main | Division B Reproduction of current Register contents Accessed on 30/11/2023, 10:06 | Company number: **HRB 32232** |
|---|---|---|
| **Printout** | Page 1 of 6 | |

Paulußen, Christian, Aschaffenburg, *13/07/1971
Payerl, Christoph, Frankfurt am Main, *22/11/1975
Pee, Andreas, Liederbach, *18/05/1969
Peters, Michael, Frankfurt, *11/08/1963
Pfaue, Gloria Katharina Christiana, Seligenstadt, *31/12/1974
Pietzner, Jörg, Grünwald, *11/08/1976
Popp, Marco, Frankfurt am Main, *21/01/1969
Preuß, Matthias, Eppstein, *01/04/1967
Pürzer, Barbara, Frankfurt am Main, *10/09/1975
Qabool, Mezhgan, Singapore/Singapore, *29/09/1984
Quiram, Jens, Bad Nauheim, *20/07/1976
Reich, Thomas, Wiesbaden, *15/12/1966
Reilich, Andreas, Wöllstadt, *06/12/1977
Reitz, Peter, Frankfurt am Main, *16/09/1965
Rodeit, Florian, Frankfurt am Main, *31/10/1975
Rose, Simon, Greenwich, London/United Kingdom, *11/01/1975
Dr Roth, Barbara, Munich, *23/06/1972
Roth, Randolf, Frankfurt am Main, *16/06/1969
Salkic, Sabina, Darmstadt, *30/08/1979
Schamber, Arno, Gründau, *16/07/1965
Schlötzer, Daniel, Bad Homburg v. d. Höhe, *27/08/1973
Schmidt, Axel, Reichelsheim (Wetterau), *04/12/1973
Schmitz-Lau, Nikolas, Bad Soden am Taunus, *06/04/1968
Schulte, Christian, Frankfurt am Main, *02/11/1987
Schumann, Sven, Frankfurt am Main, *25/06/1973
Schweickert, Uwe, Frankfurt am Main, *30/06/1971
Schwind, Stefan, Bad Nauheim, *03/06/1967
Dr Schäfer, Hendrik, Frankfurt am Main, *19/08/1984
Schätzlein, Jörg, Groß-Gerau, *07/12/1969
Schürlein, Christian, Nuremberg, *19/11/1970
Sdrakas, Maja, Kronberg im Taunus, *29/09/1983
Seedorf, Marc, Lorsch, *22/08/1976
Seifert, Sina, Sulzbach, *25/07/1980
Sich, Mareike, Frankfurt am Main, *22/02/1985
Simons, Philip, Brighton/United Kingdom *16/10/1961
Srinivasan, Rajesh, Hattersheim am Main, *26/10/1977
Strecker, Jan, Oberursel (Taunus), *15/10/1973
Stähle, Tobias, Frankfurt am Main, *31/08/1971
Dr Stötzel, Matthias, Kriftel, *06/11/1965
Tangel, Sascha, Frankfurt am Main, *12/05/1986
Teverovski, Sergej, Frankfurt am Main, *26/05/1982
Tollkühn, Tatjana-Janine, Eschborn, *27/11/1970
Tomm, Niels, Frankfurt am Main, *26/01/1974
Trenz, Cornelius, Frankfurt am Main, *02/09/1987
Tüffers, Christian, Neckargemünd, *07/12/1972
Ullmann, Jonas, Offenbach am Main, *06/01/1989
Viguès, Antoine, Frankfurt am Main, *01/09/1977
Vossmann, Oliver, Wachenheim, *22/11/1964
Völcker, Hinrich, Kelkheim (Taunus), *22/01/1965

| Commercial Register B of the Local Court (*Amtsgericht*) of Frankfurt am Main | Division B Reproduction of current Register contents Accessed on 30/11/2023, 10:06 | Company number: **HRB 32232** |
|---|---|---|
| **Printout** | Page 1 of 6 | |

Weber, Frank, Eltville am Rhein, *18/02/1968
Dr Wedeniwski, Sebastian, Winnenden, *17/10/1971
Weißenrieder, Maximilian Wolfgang, Frankfurt am Main, *04/05/1982
Dr Wenge, Olga, Bad Nauheim, *15/11/1977
Wenske, Stefan, Eschborn, *24/04/1971
Wißbach, Thomas, Langgöns, *11/11/1962
Dr Wohlfarth, Sven, Bad Homburg v. d. Höhe, *14/02/1980
Yesilbala, Goekalp, Bensheim, *24/07/1988
Zeiler, Siona, Igel, *04/07/1988
Zeiß, Roman, Friedrichsdorf, *30/05/1979
Dr Zimmer, Frank, Frankfurt am Main, *28/01/1970
Dr Zinser, Martin, Mount Prospect/USA, *06/03/1966
van den Heuvel, Jeroen, Bad Homburg v. d. Höhe, *16/08/1980

6.    **a) Legal form, commencement, articles of association or partnership agreement:**

German stock corporation (*Aktiengesellschaft*)
Articles of association dated 06/07/1990
Last amended by resolution dated 16/05/2023

**b) Other legal relationships:**

As the acquiring entity, the Company merged with Deutsche Börse Systems AG, Frankfurt am Main (Frankfurt am Main, HRB 42413), pursuant to the merger agreement dated 01/02/2011 and the consent resolutions of the involved entities dated 15/03/2011.
As the acquiring entity, the Company merged with Deutsche Gesellschaft für Wertpapierabwicklung mbH, Frankfurt am Main (Local Court (*Amtsgericht*) of Frankfurt am Main, HRB 77168), pursuant to the merger agreement dated 20/06/2011 and the consent resolutions of the involved entities on the same day. As the acquiring entity, the Company merged with Xlaunch GmbH, Frankfurt am Main (Local Court of Frankfurt am Main, HRB 77180), pursuant to the merger agreement dated 05/07/2011 and the consent resolutions of the involved entities dated 17/08/2011. As the acquiring entity, the company merged with Finnovation Software GmbH, Frankfurt am Main (Local Court of Frankfurt am Main, HRB 109493), pursuant to the merger agreement dated 28/09/2017.

Pursuant to the spin-off and acquisition agreement dated 23/11/2022, the Company acquired part of the assets of Clearstream Holding AG, Frankfurt am Main (Local Court of Frankfurt am Main, HRB 113395) as a unit, executed by way of a reorganisation by spin-off.

As the acquiring entity, the company merged with Börse Frankfurt Zertifikate AG, Frankfurt am Main (Local Court of Frankfurt am Main, HRB 80045), pursuant to the merger agreement dated 20/12/2022.

By resolution of the Annual General Meeting held on 08/05/2019, the share capital was conditionally increased by up to EUR 17,800,000.00 (Contingent Capital 2019/I). The contingent capital serves to satisfy conversion rights or obligations, option rights or obligations and tender rights arising from convertible bonds or warrants from warrant-linked bonds, which the Executive Board is authorised to issue until 07/05/2024.

EX-2

| Commercial Register B of the Local Court (*Amtsgericht*) of Frankfurt am Main | Division B Reproduction of current Register contents Accessed on 30/11/2023, 10:06 | Company number: **HRB 32232** |
|---|---|---|
| **Printout** | Page 1 of 6 | |

By resolution of the Annual General Meeting held on 17/05/2017, the Executive Board was authorised, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 16/05/2022 by up to EUR 6,000,000.00 against cash and/or in-kind contributions; the shareholders' pre-emptive subscription rights may be excluded (Authorised Capital 2017/I).

By resolution of the Annual General Meeting held on 19/05/2020, the Executive Board was authorised, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 18/05/2025 by up to EUR 19,000,000.00 against cash and/or in-kind contributions; the shareholders' pre-emptive subscription rights may be excluded (Authorised Capital 2020/I).

By resolution of the Annual General Meeting held on 19/05/2020, the Executive Board was authorised, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 18/05/2024 by up to EUR 19,000,000.00 against cash and/or in-kind contributions; the shareholders' pre-emptive subscription rights may be excluded (Authorised Capital 2020/II).

By resolution of the Annual General Meeting held on 19/05/2021, the Executive Board was authorised, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 18/05/2026 by up to EUR 19,000,000.00 against cash and/or in-kind contributions; the shareholders' pre-emptive subscription rights may be excluded (Authorised Capital 2021/I).

By resolution of the Annual General Meeting held on 18/05/2022, the Executive Board was authorised, subject to the Supervisory Board's consent, to increase the share capital on one or more occasions until 17/05/2027 by up to EUR 19,000,000.00 against cash and/or in-kind contributions; the shareholders' pre-emptive subscription rights may be excluded (Authorised Capital 2022/I).

As the acquiring entity, the Company merged with Finnovation Financial Services GmbH, Frankfurt am Main (Local Court of Frankfurt am Main, HRB 79421), pursuant to the merger agreement dated 28/06/2010 and the consent resolutions of the involved entities dated 29/07/2010.

7.   **a) Date of last entry:**

27/09/2023

The original text and the translation each consist of 6 pages.

This is to certify that the above is a true and complete translation of the German source text, an electronic file (PDF) of which was presented to me and is attached hereto.

Frankfurt am Main, 4 December 2023



[*stamp with signature*:
Christin Schell
Sworn translator
for English and Spanish
with the Regional Court
(*Landgericht*) of
Frankfurt am Main
Translator (M.A.)]